August 27, 2015

VIA EDGAR

Ms. Mary Cole

Ms. Laura E. Hatch

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Harvest Capital Credit Corporation
Post-Effective Amendment No. 4 to Registration Statement on Form N-2
(File No. 333-198362)

Dear Ms. Cole and Ms. Hatch:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Harvest Capital Credit Corporation hereby respectfully requests that the above-captioned registration statement, including all amendments thereto, be ordered effective on August 27, 2015, at 4:00 p.m., or as soon thereafter as practicable.

Harvest Capital Credit Corporation

By: /s/ Richard P. Buckanavage Richard P. Buckanavage President and Chief Executive Officer